Filed by Alliance Bancorp, Inc. of Pennsylvania
(Commission File No. 333-169363)

Pursuant to Rule 425 Under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Alliance Bancorp, Inc. of Pennsylvania
(Commission File No. 001-33189)

PRESS RELEASE

FOR IMMEDIATE RELEASE	Contact:	Peter J. Meier, CFO
	Phone:	(610) 359-6903
	Fax:	(610) 359-6906

ALLIANCE BANCORP, INC. OF PENNSYLVANIA TO
 COMMENCE SECOND-STEP CONVERSION AND STOCK OFFERING

Broomall, Pennsylvania - November 18, 2010 – Alliance Bancorp, Inc. of Pennsylvania (the “Company”) (NASDAQ Global Market: ALLB), the holding company for Alliance Bank, announced today that Alliance Mutual Holding Company, the Company’s mutual holding company parent, has received conditional approval from the Office of Thrift Supervision and the Pennsylvania Department of Banking to reorganize from the two-tier mutual holding company structure to the stock holding company structure and commence a “second-step” stock offering of shares of common stock of a new holding company.  The Company also announced that the registration statement relating to the sale of common stock by the new holding company for Alliance Bank, a newly formed Pennsylvania corporation also named “Alliance Bancorp, Inc. of Pennsylvania,” has been declared effective by the Securities and Exchange Commission.

The new holding company is offering for sale between 2,635,000 shares and 3,565,000 shares of common stock (subject to increase to 4,099,750 shares) at a purchase price of $10.00 per share.  The shares of common stock to be offered by the new holding company represent the approximately 59.5% ownership interest in the Company’s common stock now owned by Alliance Mutual Holding Company. The shares will be offered in a subscription offering to eligible depositors of Alliance Bank.  Concurrently with the subscription offering, any remaining shares of common stock will be offered to members of the general public in a community offering, with preference given first to persons residing in Delaware and Chester Counties, Pennsylvania, and then to public shareholders of the Company as of November 8, 2010. The subscription and community offerings are currently scheduled to expire at 2:00 p.m., Eastern time, on Tuesday, December 21, 2010.

At the conclusion of the conversion and offering, shareholders of Alliance Bancorp, other than Alliance Mutual Holding Company, will receive shares of common stock of the new holding company pursuant to an “exchange ratio” designed to preserve their aggregate percentage ownership interest. The exchange ratio will depend on the number of shares sold in the offering and will range from 0.6631 shares at the minimum of the offering range to 0.8971 shares at the maximum of the offering range (subject to increase to 1.0317 shares at the adjusted maximum of the offering range). At the conclusion of the conversion and offering, the new holding company will be 100% owned by public shareholders and the Company and Alliance Mutual Holding Company will cease to exist.

The second-step conversion must be approved by the shareholders of Alliance Bancorp and the depositors of Alliance Bank at special meetings to be held on December 29, 2010. Completion of the conversion and offering is subject to, among other things, the receipt of final regulatory approvals.

The Company will establish a Stock Information Center, which will open on November 22, 2010.  Offering materials will be available by contacting the Stock Information Center at 1-(877) 643-8217. Hours of operation will be Monday through Friday from 10:00 a.m. to 4:00 p.m., Eastern time.  The Stock
Information Center will be closed on weekends and bank holidays.

Stifel, Nicolaus & Company, Incorporated is assisting the new holding company in selling its common stock in the subscription and community offerings on a best efforts basis.

Alliance Bancorp, Inc. of Pennsylvania is the holding company for Alliance Bank, a Pennsylvania chartered, FDIC-insured savings bank headquartered in Broomall, Pennsylvania.  Alliance Bank operates nine full-service branch offices located in Delaware and Chester Counties, Pennsylvania.

This press release contains certain forward-looking statements about the conversion and offering.  Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts.  They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.”  Forward-looking statements, by their nature, are subject to risks and uncertainties.  Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the conversion and offering, difficulties in selling the common stock or in selling the common stock within the expected time frame, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which Alliance Bancorp, Inc. of Pennsylvania and Alliance Bank are engaged.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission (“SEC”).  This press release is neither an offer to sell nor a solicitation of an offer to buy common stock.  The offer will be made only by means of the written prospectus forming part of the registration statement (and, in the case of the subscription offering, an accompanying stock order form).

The new holding company, named “Alliance Bancorp, Inc. of Pennsylvania,” has filed a proxy statement/prospectus concerning the conversion with the SEC.  Shareholders of the existing Alliance Bancorp are urged to read the proxy statement/prospectus because it contains important information.  Investors are able to obtain all documents filed with the SEC by the new holding company free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by the new holding company are available free of charge from the Corporate Secretary of Alliance Bancorp at 541 Lawrence Road, Broomall,  Pennsylvania 19008, telephone (610) 353-2900.  The directors, executive officers, and certain other members of management and employees of Alliance Bancorp are participants in the solicitation of proxies in favor of the conversion and reorganization from the shareholders of Alliance Bancorp.  Information about the directors and executive officers of Alliance Bancorp is included in the proxy statement/prospectus filed with the SEC.

The shares of common stock of Alliance Bancorp, Inc. of Pennsylvania are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.